Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors
Summit Hotel Properties, Inc.:

We consent to the incorporation by reference in the Registration Statements on Form S-3 (File Nos. 333-179503 and 333-179828) and Form S-8 (File No. 333-172145) of Summit Hotel Properties, Inc. of our report dated March 11, 2013, with respect to the combined balance sheets of the TVG Portfolio of Hotels as of December 31, 2012 and 2011, and the related combined statements of operations, owners’ deficit in hotels and cash flows for each of the three years then ended December 31, 2012, which report appears in the Current Report on Form 8-K of Summit Hotel Properties, Inc. dated March 13, 2013.

/s/ Ernst & Young LLP

Austin, Texas

March 13, 2013